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FOUNDED 1866

June 18, 2010

BY ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Cullen Funds Trust
Preliminary Joint Proxy Statement

Ladies and Gentlemen:

     On behalf of the Cullen Funds Trust (the “Trust”), transmitted herewith through the EDGAR electronic filing system under the Securities Exchange Act of 1934, as amended (the “Act”), is the Trust’s Preliminary Joint Proxy Statement (the “Proxy Statement”), including exhibits, with respect to two separate special meetings of shareholders of the Trust.

     If you wish to discuss the Proxy Statement being submitted herewith at any time, or if there is anything we can do to facilitate the Staff’s processing of this filing, please feel free to contact me at (312) 853-7324 or my colleague Sha Hua at (312) 853-3771.

Very truly yours,
/s/ Andrew H. Shaw Andrew H. Shaw

/cz

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships